Filed pursuant to
                                                    Rule 424(b)(3) and 424(c)
                                                    Registration No.333-89709


                        [DTC COMMUNICATIONS LOGO]



                         SUPPLEMENT TO PROSPECTUS

     This document supplements our Prospectus dated January 11, 2000.

     On February 9, 2000, our board of directors unanimously voted to eliminate all stock grants and stock options for directors and Mr. Wayne Gassaway. In addition, the board voted to set director compensation at the same level that presently is in effect for directors of DeKalb Telephone Cooperative, Inc., our parent company.

     Accordingly, the description of compensation set forth in the third and fourth paragraphs under "Interests of Certain Persons" on page 51 of the Prospectus is amended to read as follows:

     Directors will receive $50.00 for each day or portion thereof spent on DTC business, such as attendance at meetings, conferences and training programs or performing committee assignments when authorized by the board of directors. Board members also will be reimbursed for expenses actually and necessarily incurred in carrying out DTC's business. In addition, board members are eligible for medical coverage under DTC's group medical insurance plan that is applicable to all DTC employees. No Board member may receive compensation for serving DTC in any other capacity.

     As a result of these changes in the compensation of directors and Mr. Gassaway, number of shares that will be owned by each director, as shown in the table on page 48 of the Prospectus, should be reduced by 500 and the number owned by Mr. Gassaway reduced by 1,000. The total in that table should be reduced by 6,000. Also, the second risk factor on page 9 of the prospectus no longer is applicable.

     THE DATE OF THIS PROSPECTUS SUPPLEMENT IS FEBRUARY 14, 2000.